

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 14, 2018

Lei Li
Chief Executive Officer
Qtech, Ltd.
11/F, Block 3, Xing Chuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

> **Re: Qtech, Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 23, 2018**
> **CIK No. 0001733298**

Dear Mr. Li:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Business

Monetization, page 108

1. Please revise to provide the duration of the membership registration agreement with Baidu.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: Chris Lin, Esq.
         Simpson Thacher & Bartlett LLP